UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

U.S. CONCRETE, INC.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

90333L102

(CUSIP Number)

Dr. Ingo Schaffernak

HeidelbergCement AG

Berliner Strasse 6

69120 Heidelberg

Germany

011-49-6221-481-366

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Michael H. Hyer, Esq.

300 East John Carpenter Freeway, Suite 1645

Irving, Texas 75062

972-653-6141

May 27, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 90333L102
1.	Names of Reporting Persons HBMA Holdings, Inc. 22-3473702
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 3,233,451 (See Item 5)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 3,233,451 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,233,451
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.1%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 90333L102
1.	Names of Reporting Persons Dr. Adolf Merckle Not applicable (natural person)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 3,233,451 (See Item 5)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 3,233,451 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,233,451
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.1%
14.	Type of Reporting Person (See Instructions) IN/HC

CUSIP No. 90333L102
1.	Names of Reporting Persons Ms. Ruth Merckle Not applicable (natural person)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 3,233,451 (See Item 5)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 3,233,451 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,233,451
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.1%
14.	Type of Reporting Person (See Instructions) IN/HC

CUSIP No. 90333L102
1.	Names of Reporting Persons Mr. Ludwig Merckle Not applicable (natural person)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 3,233,451 (See Item 5)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 3,233,451 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,233,451
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.1%
14.	Type of Reporting Person (See Instructions) IN/HC

CUSIP No. 90333L102
1.	Names of Reporting Persons Mr. Tobias Merckle Not applicable (natural person)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 3,233,451 (See Item 5)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 3,233,451 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,233,451
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.1%
14.	Type of Reporting Person (See Instructions) IN/HC

CUSIP No. 90333L102
1.	Names of Reporting Persons Dr. Philipp Merckle Not applicable (natural person)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 3,233,451 (See Item 5)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 3,233,451 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,233,451
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.1%
14.	Type of Reporting Person (See Instructions) IN/HC

CUSIP No. 90333L102
1.	Names of Reporting Persons Ms. Jutta Breu (nee Jutta Merckle) Not applicable (natural person)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 3,233,451 (See Item 5)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 3,233,451 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,233,451
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.1%
14.	Type of Reporting Person (See Instructions) IN/HC

CUSIP No. 90333L102

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is common stock, $.001 par value (the “Shares”) of U.S. Concrete, Inc. (the “Issuer”), whose principal executive offices are located at 2925 Briarpark, Suite 1050, Houston, Texas 77042.

Item 2.	Identity and Background

This Schedule 13D is filed jointly by (a) HBMA Holdings, Inc., a Delaware corporation (“HBMA”), and (b) (i) Dr. Adolf Merckle, a citizen of the Federal Republic of Germany, (ii) Ms. Ruth Merckle, a citizen of the Federal Republic of Germany, (iii) Mr. Ludwig Merckle, a citizen of the Federal Republic of Germany, (iv) Mr. Tobias Merckle, a citizen of the Federal Republic of Germany, (v) Dr. Philipp Merckle, a citizen of the Federal Republic of Germany, (vi) Ms. Jutta Breu (nee Jutta Merckle), a citizen of the Federal Republic of Germany (collectively, the “Merckle Family”) (HBMA and the Merckle Family collectively, the “Reporting Persons”).

HBMA is a subsidiary in a multi-tier corporate organization ultimately controlled by the Merckle Family.  Annex A attached hereto sets forth the name, state or other place of organization, principal business and address of its principal place of business and principal office of the HeidelbergCement corporate entities between the Merckle Family and HBMA.  HBMA is a Delaware corporation whose principal business is the ownership of subsidiary companies whose core products are cement, ready-mixed concrete, aggregates, concrete and steel pipe, brick and related products.  The address of HBMA’s principal offices and place of business is 300 East John Carpenter Freeway, Suite 1645, Irving, Texas 75062.  The name, position with HBMA, present principal occupation or employment and business address of each of the board members and executive officers of HBMA are set forth in Annex B attached hereto.

Dr. Adolf Merckle and Ms. Ruth Merckle are husband and wife.  Mr. Ludwig Merckle, Mr. Tobias Merckle, Dr. Philipp Merckle and Ms. Jutta Breu (nee Jutta Merckle) are the children of Dr. Adolf Merckle and Ms. Ruth Merckle.   The name, citizenship, business addresses and principal occupation of each member of the Merckle Family are set forth in Annex C attached hereto.

The Merckle Family owns, directly or indirectly through investment vehicles, all the outstanding shares of Spohn Cement GmbH, a corporation incorporated under the laws of the Federal Republic of Germany (“Spohn”).  The address of Spohn’s principal offices is Diekstraat 3, 25870 Norderfriedrichskoog, Germany.  Spohn is a holding company which holds approximately 53.6% of the outstanding shares of HeidelbergCement AG, a corporation incorporated under the laws of the Federal Republic of Germany (“HeidelbergCement”).  In addition, other investment vehicles owned directly or indirectly by Dr. Adolf Merckle own an additional 25.46% of the outstanding shares of HeidelbergCement.  HeidelbergCement is a corporation whose core products are cement, ready-mixed concrete, aggregates and related products. The address of HeidelbergCement’s principal office is Berliner Strasse 6, 69120 Heidelberg, Germany.  Dr. Adolf Merckle, Mr. Ludwig Merckle and Mr. Tobias Merckle are members of the supervisory board of HeidelbergCement.

HBMA is an indirect 100% owned subsidiary of HeidelbergCement.

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, none of the entities set forth in Annex A and none of the persons set forth in Annex B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, US federal or state securities laws or finding any violation with respect to such laws.

Pursuant to Rule 13D-1(k) under the Securities Exchange Act of 1934 (the “Exchange Act”), the Reporting Persons have agreed to file one statement with respect to their beneficial ownership of Shares of the Issuer and the joint Schedule 13D of the Reporting Persons as amended from time to time is herein referred to as “this Schedule 13D.”

CUSIP No. 90333L102

Item 3.	Source and Amount of Funds or Other Consideration

HBMA financed its purchases of Shares with working capital.

Item 4.	Purpose of Transaction

HBMA made its purchases of Shares based on the Reporting Persons’ belief that the Issuer’s Shares at current market prices are undervalued and represent an attractive investment opportunity.  At present the Reporting Persons have no plans other than to hold the Shares for investment purposes.

The Reporting Persons do not have any current plans or proposals that relate to or would result in any of the actions set forth in items (a) through (j) of Item 4 of the instructions to Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares or options on such Shares on the open market, in private transactions, through a tender offer or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. Subject to a number of factors, the Reporting Persons may also decide in the future to propose one or more representatives for election to the board of directors of the Issuer or to propose other matters for consideration and approval by the Issuer’s stockholders or board of directors.  Such other matters may include transactions involving a sale of assets of the Issuer or a merger involving the Issuer in which HBMA or an affiliate may be a participant and which may involve a change of control of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)           The responses of the Reporting Persons to Rows (7) through (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference. The percentages set forth in this Item 5 are calculated based upon the number of Shares (excluding those held in treasury) outstanding of 39,745,828 as of May 6, 2008 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.

HBMA owns 3,233,451 Shares (the “HBMA Shares”) representing 8.1% of the outstanding Shares of the Issuer.  Neither the Merckle Family nor any of the entities listed on Annex A other than HBMA directly own any Shares or other equity securities of the Issuer.

Since HBMA is an indirect wholly-owned subsidiary of HeidelbergCement, HeidelbergCement may be deemed to beneficially own the HBMA Shares.  All the entities described on Annex A as middle-tier subsidiaries of HeidelbergCement are parent entities of HBMA, all of which may be deemed to beneficially own the HBMA Shares.

Spohn owns approximately 53.6% of the outstanding shares of HeidelbergCement.  Spohn is directly or indirectly through investment vehicles wholly owned by the Merckle Family.  In addition, other investment vehicles owned by Dr. Adolf Merckle own an additional 25.46% of the outstanding shares of HeidelbergCement.  Therefore, the members of the Merckle Family may be deemed to be the beneficial owners of the HBMA Shares by virtue of their ownership of Spohn and HeidelbergCement.  Spohn may be deemed to beneficially own the HBMA Shares by virtue of  its ownership in HeidelbergCement.

(b)           Each Reporting Person may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the HBMA Shares which may be deemed to be beneficially owned by such Reporting Person as indicated in rows (7) through (11) and (13) of the cover pages to this Schedule 13D.

CUSIP No. 90333L102

Spohn may be deemed to share with HeidelbergCement, all middle-tier subsidiaries between HeidelbergCement and HBMA, and HBMA the power to vote or direct the vote and to dispose or direct the disposition of the HBMA Shares.

Members of the Merckle Family may be deemed to share with Spohn, HeidelbergCement, all middle-tier subsidiaries between HeidelbergCement and HBMA, and HBMA the power to vote or direct the vote and to dispose or direct the disposition of the HBMA Shares.  Each member of the Merckle Family may be deemed to share with the other members of the Merckle Family the power to vote or direct the vote and to dispose or direct the disposition of the HBMA Shares.

(c)           Information on transactions in the Shares effected by the Reporting Persons during the sixty day period prior to the date of this Schedule 13D is set forth in Annex D.  All transactions were purchases by HBMA effected in the open market.

(d)           Except as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the HBMA Shares owned by the Reporting Persons.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this statement or between such persons and any other person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

1	Joint Filing Agreement Pursuant to Rule 13d-1.
24	Power of Attorney.

CUSIP No. 90333L102

ANNEX A

Corporate Entities

Spohn and HeidelbergCement	State or Other Place of Organization	Principal Business	Address of Principal Place of Business and Principal Office	Shareholders/Beneficial Owner
Spohn Cement GmbH	Germany	Holding Company	Diekstraat 3, 25870 Norderfriedrichskoog, Germany	Merckle Family
HeidelbergCement AG	Germany	Cement, ready-mix concrete, aggregates and related products	Berliner Strasse 6, 69120 Heidelberg, Germany	Spohn Cement GmbH – 53.6% Dr. Adolf Merckle (including through investment vehicles) – 25.46% Schwenk Beteiligungen GmbH & Co KG – 6.9% Public free float – 14.04%

HeidelbergCement AG Middle-Tier Subsidiaries

Name of Middle-Tier Subsidiary	State or Other Place of Organization	Principal Business	Address of Principal Place of Business and Principal Office	Shareholders/Beneficial Owner
HeidelbergCement International Holding GmbH	Germany	Holding Company	Berliner Straße 6, 69120 Heidelberg, Germany	HeidelbergCement AG
HeidelbergCement Holding S.á.r.l.	Luxembourg	Holding Company	46 A, Avenue J. F. Kennedy, Luxembourg	HeidelbergCement AG – 49.95% HeidelbergCement International Holding GmbH – 54.05%
HeidelbergCement UK Holding Limited	United Kingdom	Holding Company	3160 Solihull Parkway, Park Square, Birmingham Business Park, Birmingham, England	HeidelbergCement Holding S.á.r.l.
Lehigh UK Limited	United Kingdom	Holding Company	3160 Solihull Parkway, Park Square, Birmingham Business Park, Birmingham, England	HeidelbergCement UK Holding Limited
Hanson Limited	United Kingdom	Holding Company	1, Grosvenor Place, London SW1X 7JH, England	Lehigh UK Limited
HeidelbergCement UK Holding II Limited	United Kingdom	Holding Company	3160 Solihull Parkway, Park Square, Birmingham Business Park, Birmingham, England	Hanson Limited

CUSIP No. 90333L102

Lehigh B.V.	Netherlands	Holding Company	Sint Teunislaan 1, Gebouw Cementrum, 5231 BS s´Hertogenbosch, Netherlands	HeidelbergCement UK Holding II Limited
HeidelbergCement, Inc.	Delaware	Holding Company	300 East John Carpenter Freeway, Suite 1645 Irving, Texas 75062	Lehigh B.V.
Hanson Devon Limited	Ireland	Holding Company	WIL House, Shannon Business Park, Shannon, County Clare, Republic of Ireland	HeidelbergCement, Inc.
Essex NA Holdings LLC	Delaware	Holding Company	300 East John Carpenter Freeway, Suite 1645 Irving, Texas 75062	Hanson Devon Limited
HNA Investments D.G.P.	Delaware	Holding Company	300 East John Carpenter Freeway, Suite 1645 Irving, Texas 75062	Hanson Devon Limited — 99% Essex NA Holdings LLC — 1%
HBMA Holdings, Inc.	Delaware	Holding Company	300 East John Carpenter Freeway Suite 1645 Irving, Texas 75062	HNA Investments D.G.P.

CUSIP No. 90333L102

ANNEX B

Board of Directors and Executive Officers of HBMA Holdings, Inc.

The name, present positions with HBMA, present principal occupation or employment and business address of each of the board members and executive officers of HBMA Holdings, Inc. are set forth below.  All persons named in the table below are citizens of the United States.

Name	Positions with HBMA	Present Principal Occupation or Employment	Business Address
James K. Kitzmiller	Director and President	President and Chief Executive Officer, Lehigh Hanson, Inc.[1]	8505 Freeport Parkway Irving, Texas 75063
Michael H. Hyer	Director, Vice President and Secretary	Vice President – General Counsel, Lehigh Hanson, Inc.[1]	300 East John Carpenter Freeway, Suite 1645 Irving, Texas 75062
Timothy W. McHugh	Director and Vice President	Vice President, Chief Financial Officer, Lehigh Hanson, Inc.	8505 Freeport Parkway Irving, Texas 75063
Robert Creveling	Treasurer	Treasurer, Lehigh Hanson, Inc.[1]	8505 Freeport Parkway Irving, Texas 75063

1Lehigh Hanson, Inc. is a downstream subsidiary of HBMA Holdings, Inc.

CUSIP No. 90333L102

ANNEX C

Members of the Merckle Family

The name, present principal occupation or employment and business address of each of the members of the Merckle Family are set forth below.  All persons named in the table below are citizens of the Federal Republic of Germany.

Name	Present Principal Occupation or Positions with HBMA	Employment Business Address
Dr. Adolf Merckle	Attorney	Graf-Arco-Strasse 3, 89079 Ulm, Germany

Ruth Merckle	Physiotherapist	Graf-Arco-Strasse 3, 89079 Ulm, Germany

Ludwig Merckle	Managing Director, VEM Vermögensverwaltung GmbH	Graf-Arco-Strasse 3, 89079 Ulm, Germany

Tobias Merckle	Managing Director of the Association Prisma	Prisma e.V., Seehaus 1, 71229 Leonberg, Germany

Dr. Philipp Merckle	Managing Director of Merckle GmbH	Graf-Arco-Strasse 3, 89079 Ulm, Germany

Jutta Breu (nee Jutta Merckle)	Commercial Employee	MTS Systems GmbH, Hohentwielsteig 3, 14163 Berlin, Germany

CUSIP No. 90333L102

ANNEX D

HBMA Shares

Person Effecting Transaction	Transaction Type[1]	Number of Shares	Date of Transaction	Price Per Share

HBMA	BUY	1,774,700	Before March 29, 2008	$3.97

HBMA	BUY	63,500	May 20, 2008	4.16

HBMA	BUY	30,000	May 21, 2008	4.37

HBMA	BUY	30,000	May 22, 2008	4.43

HBMA	BUY	25,000	May 23, 2008	4.36

HBMA	BUY	86,055	May 27, 2008	4.72

HBMA	BUY	475,703	May 28, 2008	4.97

HBMA	BUY	171,260	May 29 2008	5.17

HBMA	BUY	160,300	May 30, 2008	5.29

HBMA	BUY	104,798	June 2, 2008	5.13

HBMA	BUY	155,864	June 3, 2008	5.48

HBMA	BUY	156,271	June 4, 2008	5.87

Total		3,233,451		$4.48

1All purchases were made on the open market.

CUSIP No. 90333L102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

HBMA Holdings, Inc.

Dated: June 6, 2008	By:	/s/ Michael H. Hyer
Name: Michael H. Hyer
Title: Vice President

Dated: June 6, 2008	By:	/s/ Martin Schockenhoff
Martin Schockenhoff, Attorney-in-Fact for Adolf Merckle

Dated: June 6, 2008	By:	/s/ Martin Schockenhoff
Martin Schockenhoff, Attorney-in-Fact for Ruth Merckle

Dated: June 6, 2008	By:	/s/ Martin Schockenhoff
Martin Schockenhoff, Attorney-in-Fact for Tobias Merckle

Dated: June 6, 2008	By:	/s/ Martin Schockenhoff
Martin Schockenhoff, Attorney-in-Fact for Dr. Philipp Merckle

Dated: June 6, 2008	By:	/s/ Martin Schockenhoff
Martin Schockenhoff, Attorney-in-Fact for Jutta Breu (nee Jutta Merckle)

Dated: June 6, 2008	By:	/s/ Martin Schockenhoff
Martin Schockenhoff, Attorney-in-Fact for Ludwig Merckle